UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

ITT Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

450911102 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 450911102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS. Barrow, Hanley, Mewhinney & Strauss, Inc. 752403190
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Nevada corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 765,490 shares 6 SHARED VOTING POWER 10,501,500 shares 7 SOLE DISPOSITIVE POWER 11,266,990 shares 8 SHARED DISPOSITIVE POWER —

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,266,990 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instrutions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.10%
12	TYPE OF REPORTING PERSON (See Instructions) IA

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SCHEDULE 13G

Item 1 (a)	Name of Issuer ITT Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4 West Red Oak Lane White Plains, NY 10604

Item 2 (a)	Name of Person Filing

Barrow, Hanley, Mewhinney & Strauss, Inc.

(b)	Address of Principal Business Office or, if none, Residence

2200 Ross Avenue, 31st Floor Dallas, TX 75201-2761

(c)	Citizenship

A Nevada corporation

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number 450911102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of Act (15 U.S.C.78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813):

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	4(a)	Amount beneficially owned:

11,266,990 shares

	4(b)	Percent of class:

6.10%

	4(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote 765,490 shares

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(ii) Shared power to vote or to direct the vote:

10,501,500 shares

(iii) Sole power to dispose or to direct the disposition of:

11,266,990 shares

(iv) Shared power to dispose or to direct the disposition of:

—

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of a Group
Not Applicable.

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

By:	/s/ James P. Barrow
	Name:	James P. Barrow
	Title:	President

February 9, 2007

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